JOLLY ROGER FUND LP
                             200 Connecticut Avenue
                                    4th Floor
                                Norwalk, CT 06854



August 24, 2006


BY HAND DELIVERY AND OVERNIGHT COURIER

The Pep Boys - Manny, Moe & Jack
3111 West Allegheny Avenue
Philadelphia, Pennsylvania 19132
Attn:    President
Attn:    Secretary
Attn:    William Leonard, Interim Chief Executive Officer


         RE: Shareholder Notice of Intent to Nominate One Person for Election as a Director and to Move a Business Proposal

Ladies and Gentlemen:

Jolly Roger Fund LP, an investment fund (the "Fund"), is the record owner of 100 shares of common stock, $1.00 par value per share ("Common Stock"), of The Pep Boys - Manny, Moe & Jack (the "Company") and the beneficial owner of an additional 1,212,100 shares of Common Stock (such 1,212,200 shares representing approximately 2.2% of the outstanding shares of Common Stock). The Fund intends to continue to hold these shares through the date of the Annual Meeting (as defined below). Pirate Capital LLC ("Pirate Capital"), whose principal business is providing investment management services, is the general partner of the Fund. Thomas R. Hudson Jr. is the Managing Member of Pirate Capital. Pirate Capital is also the investment adviser to Jolly Roger Offshore Fund LTD and Jolly Roger Portfolio Company LTD, investment funds (collectively with the Fund, the "Funds"), which are the beneficial owners of 2,546,700 and 1,541,100 shares of Common Stock, respectively (approximately 4.7% and 2.8% of outstanding shares, respectively). Mr. Hudson is also a director of Jolly Roger Offshore Fund LTD and Jolly Roger Portfolio Company LTD. Pirate Capital and Mr. Hudson, as the Managing Member of Pirate Capital, may be deemed to be the beneficial owners of the 5,300,000 shares of Common Stock (approximately 9.8% of the outstanding shares) that are collectively owned by the Funds. The business address for Pirate Capital and for the Funds (c/o Pirate Capital) is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854.

This notice (this "Notice") is given pursuant to the requirements set forth in Sections 2-9 and 3-10 of the Company's bylaws (the "Bylaws"), filed as an exhibit to the Registration Statement on Form S-3 filed by the Company with the Securities and Exchange Commission (the "SEC") on March 7, 1991, as amended by that certain Amendment to the Bylaws, effective March 28, 2000, filed as an exhibit to the Annual Report on Form 10-K filed by the Company with the SEC on April 28, 2000, and in accordance with the applicable provisions of the Business Corporation Law of the Commonwealth of Pennsylvania, as amended. The Fund hereby gives written notice on the date hereof of its intention to, at the 2006 annual meeting of shareholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "Annual Meeting"), (i) nominate Thomas R. Hudson Jr. (the "Nominee") for election as a director, to serve until the 2007 annual meeting of shareholders and until his successor has been duly elected and qualified, and (ii) propose an amendment to the Bylaws to set the number of directors to be at least ten, which business proposal will be in substantially the following form:

          RESOLVED, pursuant to Section 9-1(a) of the Bylaws, that the Bylaws be amended with immediate effect by deleting Section 3-1(b) thereof and replacing it with the following: "(b) Number. The Board of Directors shall consist of at least ten members, the precise number to be fixed from time to time by the Board of Directors or by the shareholders. Notwithstanding any other provision of these Bylaws, this Section 3-1(b) may be amended only by the requisite vote of the shareholders."

This business proposal would, if passed, prevent the Company's Board of Directors (the "Board") from unilaterally decreasing the size of the Board below ten directors without shareholder approval, including in an effort to entrench directors and management or to thwart the ability of the Company's shareholders to elect the Nominee.

Based on the current size of the Board, the Fund is assuming that ten directors are to be elected at the Annual Meeting. The Fund reserves the right to nominate one or more additional nominees in order to seek proportionate Board representation if the Company has increased or increases the number of directors to be elected at the Annual Meeting. The Fund also reserves the right to nominate one or more substitute nominees if the Company has taken any action that has, or if consummated would have, the effect of disqualifying the Nominee or any such additional nominee from serving as a director. The Fund also reserves the right to make modifications to the foregoing business proposal. The Company is cautioned not to take any action that would adversely impact the Fund's ability to elect the Nominee to the Board or the Company's shareholders' right to support the Fund's nomination and/or business proposal. Should the Company take any such action, the Fund intends to deliver a proxy statement and form of proxy to holders of at least the percentage of the Company's voting shares required under applicable law to carry such business proposal.

The Fund hereby represents that it intends to appear in person or by proxy at the Annual Meeting to nominate the Nominee for election as a director and to present the business proposal set forth herein. Pirate Capital, the Funds and the Nominee may solicit proxies in favor of such nomination and/or business proposal. Certain additional information regarding the Nominee is set forth in Exhibit A to this Notice.

Pirate Capital, on behalf of the Funds, has entered into a letter of agreement (the "Nominee Agreement") with the Nominee, pursuant to which Pirate Capital has agreed, subject to certain exceptions, to pay all costs of a proxy contest, and to indemnify and hold the Nominee harmless from and against any and all losses, claims, damages, penalties, judgments, awards, liabilities, costs, expenses and disbursements incurred in connection with the Nominee being a candidate for election to the Board.

The Nominee will not receive any compensation from Pirate Capital or the Funds for his service as a director of the Company if elected. If elected, the Nominee will be entitled to such compensation from the Company as is provided to other non-employee directors, which compensation will be described in the Company's Proxy Statement furnished to shareholders in connection with the Annual Meeting.

The Nominee has executed a consent to being nominated for election as a director of the Company and to serve as a director of the Company if elected at the Annual Meeting. A copy of the consent executed by the Nominee is attached hereto as Exhibit B.

Exhibit C hereto sets forth with respect to all securities of the Company purchased or sold within the past two years, the dates on which they were purchased or sold and the amount purchased or sold on each such date by Pirate Capital, the Funds and the Nominee.

Except as disclosed herein or in any of the exhibits attached hereto, none of Pirate Capital, the Funds nor the Nominee: (i) owns any securities of the Company of record but not beneficially; (ii) owns, nor do any of their associates own, beneficially any securities of the Company; (iii) owns any securities of any parent or subsidiary of the Company; (iv) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates; (v) has, nor do any of their associates have, any arrangement or understanding with any person with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) had or will have, nor does any member of their immediate family have, a direct or indirect material interest in any transaction, or series of similar transactions, since the beginning of the Company's last fiscal year, or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $60,000; (vii) has, nor have any of their associates been indebted to the Company or its subsidiaries at any time since the beginning of the Company's last fiscal year in an amount in excess of $60,000; (viii) has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Meeting proposed in this Notice aside from their respective interests as shareholders of the Company; (ix) has borrowed any funds for the purpose of acquiring or holding any securities of the Company; (x) is presently, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (xi) has, during the past ten years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (xii) has, during the past five years, been involved in any of the legal proceedings described in Item 401(f) of Regulation S-K under the Securities Act of 1933, as amended ("Regulation S-K"). The term "associates" shall have the meaning as that term is defined in Rule 14a-1 of Regulation 14A under the Securities Exchange Act of 1934, as amended.

Except as otherwise set forth in this Notice, there are no material proceedings in which the Nominee or any of his associates is a party adverse to the Company or any of its subsidiaries, or in which the Nominee or his associates have a material interest adverse to the Company or any of its subsidiaries.

The Nominee has never served on the Board. Except as otherwise set forth in this Notice, neither the Nominee nor any of his associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to other plans or other compensation from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K.

Except as otherwise set forth in this Notice (a) none of the relationships regarding the Nominee described in Item 404(b) of Regulation S-K exists or has existed, (b) there are no relationships involving the Nominee or any of his associates that would have required disclosure under Item 402(j) of Regulation S-K had the Nominee been a director of the Company, (c) there are no family relationships (as defined in Section 401(d) of Regulation S-K) between the Nominee and any director or officer of the Company or person nominated by the Company to become a director or executive officer.

If the Fund proceeds with a solicitation of proxies in support of the nomination, it is anticipated that the Funds and Pirate Capital, as well as certain employees of Pirate Capital, would be participants in such solicitation, and may engage a proxy solicitation agent whose fees and number of employees to be employed for such solicitation would be agreed upon at the time of such engagement. The business address of each such employee would be the same as that of its employer.

Pirate Capital, on behalf of the Funds, would bear the cost of such proxy solicitation, but would intend to seek reimbursement for the cost of such solicitation from the Company if the Nominee is elected as a director. Pirate Capital does not intend to seek shareholder approval for such reimbursement. While no precise estimate of this cost can be made at the present time, Pirate Capital currently estimates that it would spend a total of approximately $500,000 for such solicitation of proxies, including expenditures for attorneys, proxy solicitation agents, and advertising, public relations, printing, transportation and related expenses. As of the date hereof, Pirate Capital has not incurred any solicitation expenses. In addition to soliciting proxies by mail, proxies may be solicited in person, by telephone or facsimile, through advertisements or otherwise.

The information included in this Notice, including the exhibits attached hereto, represents the Fund's best knowledge as of the date hereof. The Fund reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although the Fund does not commit to update any information that may change from and after the date hereof. If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of the Nominee at the Annual Meeting, this Notice shall be effective with respect to any substitute Nominee selected by the Fund.

If you believe that this Notice for any reason is defective in any respect, the Fund requests that you so notify it no later than 10:00 a.m. (New York time) on August 28, 2006 by contacting Marc Weingarten, Esq. of Schulte Roth & Zabel LLP by telephone at (212) 756-2280 or by facsimile at (212) 593-5955. Please be advised that neither the delivery of this Notice nor the delivery of additional information, if any, provided by or on behalf of the Fund or any of its affiliates to the Company from and after the date hereof shall be deemed to constitute an admission by the Fund or any of its affiliates that this Notice or any such information is required or is in any way defective or as to the legality or enforceability of any matter or a waiver by the Fund or any of its affiliates of its right to, in any way, contest or challenge any such matter.

Please direct any questions regarding the information contained in this Notice to Marc Weingarten of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, (212) 756-2280.

                                    Very truly yours,

                                    JOLLY ROGER FUND LP

                                    By: Pirate Capital LLC, its General Partner

                                    By:  /s/ Thomas R. Hudson Jr.
                                       -----------------------------------
                                    Name:  Thomas R. Hudson Jr.
                                    Title: Managing Member

Exhibit A


Thomas R. Hudson Jr., 40. Mr. Hudson is and has been since May 2002 the Managing Member of Pirate Capital LLC, an investment manager, which he founded. From February 2001 through May 2002, Mr. Hudson was a private investor with an address of Bockee Lane, Amenia, New York 12501. From 1999 to February 2001, Mr. Hudson served as a Managing Director at Amroc Investments, LLC, an investment management firm with an address of 535 Madison Avenue, 15th Floor, New York, New York 10022, where he directed all distressed research and managed the bank loan trading desk. From 1997 to 1999, he served as a Vice President and Portfolio Manager at Goldman, Sachs & Co., an investment bank with an address of 85 Broad Street, New York, New York 10004, where he was responsible for investing and trading a $500 million portfolio of distressed domestic and international private assets. No such companies employing Mr. Hudson were a parent, subsidiary or affiliate of the Company. Mr. Hudson earned a B.S. in 1988 from Babson College, majoring in Entrepreneurial Studies. He earned an M.B.A. in 1993 from the Tuck School at Dartmouth College. Mr. Hudson's principal business address is 200 Connecticut Avenue, 4th Floor, Norwalk, Connecticut 06854. Mr. Hudson currently serves as a director of Cornell Companies, Inc., a provider of private corrections services, and PW Eagle, Inc., a PVC manufacturer.

Exhibit B


CONSENT OF NOMINEE

The undersigned hereby consents to being named as a nominee for election as a director of The Pep Boys - Manny, Moe & Jack (the "Company") at the 2006 annual meeting of shareholders of the Company or at a special meeting of shareholders regarding the election of directors, including any adjournments or postponements thereof, and further consents to serving as a director of the Company, if elected.

Dated: August 24, 2006


                                             /s/ Thomas R. Hudson Jr.
                                             -----------------------------
                                             Name: Thomas R. Hudson Jr.

Exhibit C

                   PURCHASES AND SALES OVER THE PAST TWO YEARS

The following tables set forth for Pirate Capital, each of the Funds and the Nominee their purchases and sales of Common Stock within the previous two years (all of which were effected by the Funds, as set forth below), the dates of the transactions and the amounts purchased or sold:


              JOLLY ROGER FUND LP
Trade Date                          Quantity

2005-11-14                             2,000
2005-12-07                            19,000
2005-12-19                            12,400
2005-12-20                            26,600
2006-03-08                            96,310
2006-03-15                            50,000
2006-04-12                            61,690
2006-04-13                             2,300
2006-04-19                           250,000
2006-05-16                            50,000
2006-05-16                           100,000
2006-05-16                            50,000
2006-05-16                            50,000
2006-05-18                            16,600
2006-05-19                             5,300
2006-05-23                            25,000
2006-06-09                           100,000
2006-06-23                           195,000*
2006-07-21                           100,000
*Intra-fund transfer

Additionally, on May 18, 2006, Jolly Roger Fund LP sold two put options on the open market for $1.60 and $1.55 per share, respectively, with respect to 95,500 and 4,500 shares, respectively. Each put option had an exercise price of $15.00 per share and expired on July 22, 2006. These put options were exercised on July 21, 2006, as indicated above.


         JOLLY ROGER OFFSHORE FUND LTD
Trade Date                          Quantity

2005-11-14                             8,000
2005-12-07                            77,000

2005-12-08                            34,100
2005-12-13                            37,600
2005-12-14                            41,600
2005-12-15                            59,200
2005-12-16                            17,500
2005-12-19                            25,000
2005-12-19                            25,000
2005-12-20                           106,300
2006-03-07                            50,000
2006-03-08                           400,000
2006-03-09                           226,300
2006-03-10                             2,200
2006-03-14                           100,000
2006-03-15                            50,000
2006-03-16                            15,800
2006-03-22                           104,700
2006-03-29                           100,000
2006-04-05                            29,800
2006-04-17                           100,000
2006-04-18                           798,800
2006-05-05                           100,000
2006-05-11                           160,000
2006-06-16                            72,800
2006-06-23                          (195,000)*
*Intra-fund transfer

Additionally, on April 24, 2006 and April 27, 2006, Jolly Roger Offshore Fund LTD sold two put options on the open market for $2.00 and $.75 per share, respectively, with respect to 8,000 and 72,800 shares, respectively. These put options each had an exercise price of $15.00 per share and had expiration dates of June 19, 2008 and June 17, 2006, respectively. The latter put option was exercised on June 16, 2006, as indicated above.


        JOLLY ROGER PORTFOLIO COMPANY LTD
Trade Date                          Quantity

2006-04-03                           100,000
2006-04-03                            25,000
2006-04-04                             2,500
2006-04-10                           100,000
2006-04-18                           500,000
2006-05-02                            59,282
2006-05-03                            28,400
2006-05-04                            11,900
2006-07-18                           134,300
2006-08-04                            25,000

2006-08-11                            50,000
2006-08-16                           150,000
2006-08-16                           150,000
2006-08-17                           100,000
2006-08-17                           104,718


        MINT MASTER FUND LTD*
Trade Date                          Quantity

2006-07-19                           100,000
*As of August 9, 2006, Pirate Capital's investment advisory agreement with respect to Mint Master Fund LTD was terminated. Accordingly, such shares are no longer included in the beneficial ownership of Pirate Capital.